File No. 812-14141

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SECOND AMENDED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

PACIFIC LIFE INSURANCE COMPANY AND ITS

SEPARATE ACCOUNT A AND PACIFIC SELECT VARIABLE ANNUITY

SEPARATE ACCOUNT,

AND

PACIFIC LIFE & ANNUITY COMPANY AND ITS SEPARATE ACCOUNT A

Communications, Notice and Order to: Brandon J. Cage, CLU® Assistant Vice President, Counsel Pacific Life Insurance Company 700 Newport Center Drive Newport Beach, CA 92660	Questions and Copies of Communications, Notice and Order to: Richard T. Choi, Esq. Jorden Burt LLP 1025 Thomas Jefferson St. N.W. Suite 400 East Washington, D.C. 20007

October 2, 2013

1 of 37

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)
)
Pacific Life Insurance Company and its	)
Separate Account A and Pacific Select Variable Annuity Separate Account,	)
)
and	)
)
Pacific Life & Annuity Company and its Separate Account A	)
)
700 Newport Center Drive	)
Newport Beach, CA 92660)
)
File No. 812-14141)
)

SECOND AMENDED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Pacific Life Insurance Company (“Pacific Life”), Pacific Life’s Separate Account A (“Separate Account A”), Pacific Life’s Pacific Select Variable Annuity Separate Account (“Select VA Account” and, together with Separate Account A, the “Pacific Life Separate Accounts”), Pacific Life & Annuity Company (“PL&A”), and PL&A’s Separate Account A (“PL&A Separate Account A”)1 hereby file this second amended application (the “Amended Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the proposed substitution of the securities described herein (the “Proposed Substitution”). Pacific Life, PL&A, and the Separate Accounts are hereinafter referred to collectively as the “Applicants.”

1 The Pacific Life Separate Accounts and PL&A Separate Account A are hereinafter sometimes referred to individually as a “Separate Account” and collectively as the “Separate Accounts.”

I.  STATEMENT OF FACTS

A.  The Insurance Company Depositors

Pacific Life is a Nebraska life insurance company that is authorized to conduct its life insurance and annuity business in the District of Columbia and in all states except New York. Pacific Life is an indirect wholly-owned subsidiary of Pacific Mutual Holding Company, a mutual life insurance company that has been in business since 1868. Pacific Life serves as the depositor of the Pacific Life Separate Accounts, described below.

PL&A is an Arizona life insurance company that is authorized to conduct its life insurance and annuity business in Arizona, New York, and certain other states. PL&A was incorporated in 1982 and serves as the depositor of the PL&A Separate Account A, described below. For convenience, Pacific Life and PL&A individually may be referred to herein as the “Insurer” and collectively as the “Insurers.”

B.  The Separate Accounts

The Pacific Life Separate Accounts are segregated asset accounts of Pacific Life established under California2 law pursuant to resolutions of Pacific Life’s Board of Directors to fund the Pacific Life variable annuity contracts described in Appendix A hereto (the “Pacific Life VA Contracts”).

2 The Pacific Life Separate Accounts are maintained under Nebraska law.

PL&A Separate Account A is a segregated asset account of PL&A established under Arizona law pursuant to resolutions of PL&A’s Board of Directors to fund the PL&A variable annuity contracts described in Appendix A hereto (the “PL&A VA Contracts”). For convenience, the PL&A VA Contracts and Pacific Life VA Contracts are referred to herein individually as a “Contract” and collectively as the “Contracts”).

Each Separate Account is registered under the 1940 Act as a unit investment trust.3 Interests under the Contracts are registered under the Securities Act of 1933, as amended (the “1933 Act”).4 Each Separate Account meets the definition of “separate account” contained in Section 2(a)(37) of the 1940 Act.

Each Separate Account is divided into subaccounts (each a “Subaccount,” collectively, the “Subaccounts”). Each Subaccount invests in the securities of a single portfolio of an underlying mutual fund (“Portfolio”). Purchase payments under the Contracts are allocated to one or more Subaccounts. Income, gains, and losses, whether or not realized, from assets allocated to a Separate Account are, as provided in the Contracts, credited to or charged against the Separate Account without regard to other

3 The 1940 Act registration statements for the Separate Accounts are identified in Appendix A hereto. Pursuant to Rule 0-4 under the 1940 Act, such registration statements are hereby incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations contained in this Application. These registration statements are all currently effective and are updated annually.

4 The 1933 Act registration statements for the securities are identified in Appendix A hereto. Pursuant to Rule 0-4 under the 1940 Act, such registration statements are hereby incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations contained in this Application. These registration statements are all currently effective and are updated annually.

income, gains or losses of the applicable Insurer. That portion of the assets of each Separate Account that is equal to the reserves and other Contract liabilities with respect to such Separate Account is not chargeable with liabilities arising out of any other business of the applicable Insurer.

C.  The Contracts

The Contracts include the Pacific Life VA Contracts and PL&A VA Contracts listed in Appendix A hereto. The Contracts are issued as individual Contracts. Contract owners (each a “Contract Owner” and collectively, the “Contract Owners”) may allocate some or all of their Contract value (“Contract value”) to one or more Subaccounts that are available as investment options under the Contracts. In addition, Contract Owners may, if provided for under their Contracts, allocate some or all of their Contract value to a fixed account investment option that is supported by the assets of the general account of the Insurer that issued the Contracts (the “applicable Insurer”). The Subaccounts and the fixed account investment option constitute the investment options (“Investment Options”) under the Contracts.

Each Contract permits Contract Owners to transfer all or a portion of the Contract value from one Subaccount to another at any time, subject to a limit of 25 transfers each calendar year (with one additional transfer of all or portion of the Contract’s value allocated to Subaccounts (“Variable Account Value”) to the Contract’s cash management Investment Option (“Cash Management Investment Option”) before the start of the next calendar year), and subject to certain restrictions designed to prevent market-timing. No transfer charges will apply in connection with the Proposed Substitution. The Proposed Substitution will not count towards the 25 transfer limit.

Under the Contracts, the Insurers reserve the right to substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio, shares of another investment company or series of another investment company, or another investment vehicle. The prospectuses for the Contracts include appropriate disclosure of this reservation of right.

The Contracts impose a mortality and expense risk charge and an administrative charge, which are guaranteed not to increase for the life of the Contracts. Some Contracts impose an annual maintenance fee, e.g., $30, that likewise is guaranteed not to increase for the life of the Contracts. The same is true for Contracts that impose a withdrawal charge, which cannot change. Optional riders or benefits available under the Contracts are all subject to a maximum charge that also applies for the life of the Contracts. Current charges for such optional riders or benefits may be lower in some cases than the applicable maximum. Any increase in a current charge, however, would apply uniformly to all Contract Owners who have elected such optional riders or benefits and such an increase is independent from and would not in any way be the result of the Proposed Substitution. The Contracts impose no other fees or charges, other than deductions for premium and other taxes. (Contract Owners will, of course, indirectly bear the fees and expenses associated with the Portfolios in which they invest through the Subaccounts.) The Proposed Substitution, therefore, will not result in any greater Contract fees or charges being imposed on Contract Owners.

II. THE PROPOSED SUBSTITUTION

A.  The Replaced Portfolio and Replacement Portfolio

Each Insurer, on behalf of itself and its Separate Account(s), proposes to exercise its contractual right to substitute shares of one Portfolio for that of another by replacing the Class B shares of the AllianceBernstein VPS Balanced Wealth Strategy Portfolio, a series of the AllianceBernstein Variable Product Series Fund, Inc., (the “Replaced Portfolio”) that are held in Subaccounts of its Separate Account(s) with Service Shares of the Janus Aspen Balanced Portfolio, a series of Janus Aspen Series, (the “Replacement Portfolio”) (hereinafter, the “Proposed Substitution”).

B.  Reasons for the Proposed Substitution

The Proposed Substitution is part of an ongoing effort by the Insurers to make their Contracts more attractive to existing and prospective Contract Owners. The Applicants believe the Proposed Substitution will help to accomplish these goals for the following reasons:

1.  Lower Portfolio Operating Expenses.  As discussed in Section II.C., below, the total annual operating expenses (no expense waivers or reimbursements) (“annual operating expenses”) for the Replacement Portfolio are lower than those of the Replaced Portfolio. The Applicants believe that lower Portfolio expenses will appeal to both existing and prospective Contract Owners.

2.  Better Performance.  As discussed in Section II.C., below, the historical performance of the Replacement Portfolio is generally better than that of the Replaced Portfolio. The better performance reflects the fact that the Replacement Portfolio has experienced fewer years with negative performance or less pronounced negative performance. The Applicants believe that better performance will appeal to both existing and prospective Contract Owners.

3.  Eligibility for Optional Living Benefit Riders.  Another benefit of the Proposed Substitution is that the Subaccounts that invest in the Replacement Portfolio are included among the currently allowable Investment Options under the optional living benefit riders offered under the Contracts, whereas the Subaccounts that invest in the Replaced Portfolio are not currently available for new optional living benefit rider purchases.5 As a result, the Proposed Substitution will facilitate the ability of Contract Owners to elect these optional living benefit riders.

4.  Simplified Subaccount Offerings.  The Proposed Substitution will simplify the Subaccount offerings under the Contracts by eliminating an overlapping Investment Option that largely duplicates another Investment Option with similar investment objectives, principal investment strategies, and principal risks. Overlapping Investment Options create inefficiencies and may be confusing to Contract Owners. The Proposed Substitution would simplify the Contract prospectuses and related materials provided to Contract Owners and thereby reduce the potential for Contract Owner confusion and lead to greater efficiencies

5 Subaccounts investing in the Replaced Portfolio are available to existing Contract Owners who purchased an optional living benefit rider before May 1, 2012. Because the Replacement Portfolio is an allowable Investment Option, these Contract Owners will also benefit from the Proposed Substitution.

in administering the Contracts. The Applicants believe that the deletion of the Subaccounts corresponding to the Replaced Portfolio should not adversely affect Contract Owners given that a substantially similar Investment Option, i.e., the Subaccounts for the Replacement Portfolio, will remain available under the Contracts before and after the Proposed Substitution is completed.

C.  Comparison of the Replaced and Replacement Portfolios

A side-by-side comparison of the Replaced and Replacement Portfolios appears in Appendix B hereto. Set out below is a narrative discussion of some of the similarities and differences between them.

1.  Investment Advisers.  The Proposed Substitution involves moving the assets attributable to the Contracts from the Replaced Portfolio managed by AllianceBernstein L.P. (“AllianceBernstein”) to a Replacement Portfolio managed by Janus Capital Management LLC (“Janus Capital”) (each of Janus Capital and AllianceBernstein, an “Investment Adviser” and collectively, the “Investment Advisers”). Each Investment Adviser is responsible for the day-to-day management of the assets of the Replaced or Replacement Portfolio, as the case may be. Neither the Replaced nor Replacement Portfolio employs a sub-adviser and neither Portfolio operates under a manager-of-managers arrangement that, among other things, would permit the Investment Adviser to engage a new or additional sub-adviser without the approval of the Portfolio’s shareholders. The Investment Advisers are not affiliates of the Insurers.

2.  Investment Objectives, Principal Investment Strategies, and Principal Risks.  The investment objectives of the Replaced and Replacement Portfolio are similar. The investment objective of the Replaced Portfolio is to maximize total return consistent with its Investment Adviser’s determination of reasonable risk, whereas that of the Replacement Portfolio is long-term capital growth, consistent with preservation of capital and balanced by current income. The investment objectives of both Portfolios include a growth component as well as an income component.

The principal investment strategies of the Replaced and Replacement Portfolios are similar. The principal investment strategies of both Portfolios include investment in a combination of equity and debt securities. The Replaced Portfolio targets a weighting of 60% equity securities and 40% debt securities, whereas the Replacement Portfolio normally invests 35-65% of its assets in equity securities and the remaining assets in debt securities and cash equivalents, with normally 25% of its assets invested in fixed-income senior securities. In addition, both Portfolios may invest in securities of non-U.S. issuers. The Replaced Portfolio normally targets a blend of approximately 70% in equities of U.S. companies and the remaining 30% in equities of companies outside the U.S. The Replacement Portfolio may invest in both foreign equity and debt securities, including investments in emerging markets. The principal investment strategies of the Replaced Portfolio also include investment in fixed-income securities with below investment grade ratings (also called “junk” bonds), which is not a principal investment strategy of the Replacement Portfolio though it may invest in such bonds. The principal investment strategies of the Replaced Portfolio include investments in real estate investment trusts or REITS, whereas the same is not true for the Replacement Portfolio though it may invest in REITs. The principal investment strategies of the Replaced Portfolio include entering into forward commitments, the making of short sales of securities or maintaining a short position, and investments in rights or warrants, none of which is a principal investment strategy of the Replacement Portfolio, though it may engage in short sales and invest in securities on a forward commitment basis, and invest in warrants. The principal investment strategies of the Replacement Portfolio include investments in mortgage-backed and mortgage-related securities, which are not a principal investment strategy of the Replaced Portfolio, though it may investment in mortgage-backed securities.

The principal risks of the Replaced and Replacement Portfolios are similar. The principal risks of both Portfolios include risks relating to fluctuations in the value of their assets, interest rate risk, credit risk, risks relating to investments in foreign securities, and risks associated with below investment grade securities. The principal risks of the Replaced Portfolio include capitalization risk (i.e., the potential for greater volatility and other risks associated with investments in small and mid-capitalization companies). Similarly, the principal risks of the Replacement Portfolio include growth securities risk (i.e., the potential for greater volatility and other risks associated with investments in companies perceived to be “growth” companies). Unlike the Replacement Portfolio, the Replaced Portfolio includes among its principal risks the risk associated with investments in derivatives and real estate, allocation risk (i.e., the risk that allocations among different investment styles may have a more significant effect on the Portfolio’s net asset value when one of the investment strategies is performing more poorly than others), and management risk. Unlike the Replaced Portfolio, the Replacement Portfolio includes mortgage-backed securities risk among its principal risks.

3.  Fees, Expenses, and Assets.  As shown in the table below, the management fee of the Replacement Portfolio is the same as that of the Replaced Portfolio. As discussed below, the management fee of the Replaced Portfolio is subject to breakpoints whereas the management fee of the Replacement Portfolio is not. In addition, as shown in the table below, the 12b-1 fee of the Service Class of the Replacement Portfolio is the same as the 12b-1 fee of the Class B shares of the Replaced Portfolio. In both cases, the 12b-1 fee is the current maximum permitted under the relevant 12b-1plan. Furthermore, as shown in the table below, the annual operating expenses of the Replacement Portfolio are lower than those of the Replaced Portfolio. The fees and expenses shown in the table below are as of December 31, 2012.

Proposed Substitution
	Replaced Portfolio	Replacement Portfolio
	AllianceBernstein VPS Wealth Strategies Portfolio	Janus Aspen Balanced Portfolio
Class B/Service Class
Management Fee	.55 of 1% of the first $2.5 billion, .45 of 1% of the excess over $2.5 billion up to $5 billion, and .40 of 1% of the excess over $5 billion	0.55%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.10%	0.05%
Total Gross Expenses	0.90%	0.85%
Expense Waiver/Reimbursement	0.00	0.00
Total Net Expenses	0.90%	0.85%

Applicants submit that the likelihood of the Replaced Portfolio in the near future of achieving a breakpoint reduction in its management fee appears to be remote given the asset levels of the Replaced Portfolio at year end 2012, described below.

The table below shows the total net assets of the Replaced and Replacement Portfolios as of December 31, 2012. For convenience, share classes are consolidated for purposes of comparing the total net assets of the Replaced and Replacement Portfolios. As shown below, the Replacement Portfolio is approximately $380 million or 69% larger than the Replaced Portfolio.

	Replaced Portfolio AllianceBernstein VPS Wealth Strategies Portfolio	Replacement Portfolio Janus Aspen Balanced Portfolio
Total Net Assets	$549,942,326	$930,411,000

As of December 31, 2012, the Contracts represented approximately 27.15% of the foregoing assets of the Replaced Portfolio.

4.  Performance History.  The average annual total returns for the 1, 5, 10 and/or since inception periods ended December 31, 2012 for the Replaced and Replacement Portfolios are set out in the table below. The performance for the Replacement Portfolio is generally better than that of the Replaced Portfolio for all periods shown. In addition, the Replacement Portfolio’s worst performance in any single year (2008) was -16.06% whereas the Replaced Portfolio’s worst performance in any single year (also 2008) was -30.20%. The Replacement Portfolio’s best performance in any single year (2009) was 25.56%, whereas the Replaced Portfolio’s best performance in any single year (also 2009) was 24.45%.

Portfolio	1 Year	5 Years	10 Years	Since Inception (Inception Date)
Replaced Portfolio: AllianceBernstein VPS Balanced Wealth Strategy Portfolio	13.38%	1.04%	n/a	4.38% (July 1, 2004)
Replacement Portfolio: Janus Aspen Balanced Portfolio	13.37%	5.54%	7.78%	9.73% (September 13, 1993)

D.  Procedures for the Proposed Substitution

1.  Prospectus Supplements.  The Proposed Substitution requested in this Amended Application will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents, (collectively, “Supplements”) and delivered to all affected Contract Owners at least 30 days before the date the Proposed Substitution is effected, which is expected to be on or about November 1, 2013 (the “Substitution Date”). Each Supplement will give the relevant Contract Owners notice of the applicable Insurer’s intent to take the necessary actions, including seeking the order requested by this Amended Application, to substitute shares of the Replaced Portfolio as described herein on the Substitution Date. Each Supplement also will advise Contract Owners that from the date of the Supplement until the Substitution Date, Contract Owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in the Replaced Portfolio (“Replaced Portfolio Subaccount”) to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. In addition, each Supplement will (a) instruct Contract Owners how to submit transfer requests in light of the Proposed Substitution; (b) advise Contract Owners that any Contract value remaining in the Replaced Portfolio Subaccount on the Substitution Date will be transferred to a Subaccount investing in the Replacement Portfolio (“Replacement Portfolio Subaccount”), and that the Substitution will take place at relative net asset value; (c) inform Contract Owners that for at least thirty (30) days following the Substitution Date, the applicable Insurer will permit Contract Owners to make transfers of Contract value out of the Replacement Portfolio Subaccount to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract Owners that, except as described in the market timing limitations section of the relevant prospectus, the applicable Insurer will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of the Replacement Portfolio Subaccount for at least thirty (30) days after the Substitution Date.

The Insurers will send Contract Owners the prospectus for the Replacement Portfolio in accordance with applicable legal requirements.

2.  Confirmation Statements.  In addition to the Supplement distributed to Contract Owners, within five (5) business days after the Substitution Date, Contract Owners will be sent a written confirmation of the completed Proposed Substitution in accordance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements.

3.  Redemption and Purchase of Shares.  The Substitution will take place at the applicable Replaced and Replacement Portfolios’ relative per share net asset values determined on the Substitution Date in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder. Accordingly, the Proposed Substitution will have no negative financial impact on any Contract Owner. The Proposed Substitution will be effected by having the Replaced Portfolio Subaccount redeem its Replaced Portfolio shares in cash and/or in-kind (as determined by the Investment Adviser to the Replaced Portfolio) on the Substitution Date at net asset value per share and purchase shares of the Replacement Portfolio at net asset value per share calculated on the same date.6 In the event that the Investment Adviser of the Replacement Portfolio declines to accept, on behalf of the Replacement Portfolio, any securities redeemed in-kind by the Replaced Portfolio, the Replaced Portfolio shall instead provide cash equal to the value of the declined securities so that Contract Owners’ Contract values will not be adversely impacted or diluted.

4.  Substitution Expenses.  The Insurers or an affiliate thereof will pay all expenses and transaction costs reasonably related to the Proposed Substitution, including all legal, accounting, and brokerage expenses relating to the Proposed Substitution, the above described disclosure documents, and this Amended Application. No costs of the Proposed Substitution will be borne directly or indirectly by Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Proposed

6 To the extent the Applicants may be deemed to be affiliates of the Replaced Portfolio by virtue of their ownership of 5% or more of the Portfolio’s shares, they intend to rely on the position taken by the Commission staff’s in Signature Financial Group, Inc., SEC Staff No-Action Letter (Dec. 28, 1999) with respect to enforcement of Section 17(a) in the context of in-kind redemptions by affiliates. The Applicants are not first or second-tier affiliates of the Replacement Fund, and so are not seeking exemptions from the provisions of Section 17(a) in connection with the purchase of Replacement Portfolio shares with any in-kind redemption proceeds received from the Replaced Portfolio.

Substitution, nor will their rights or the obligations of the Insurers under the Contracts be altered in any way. The Proposed Substitution will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitution than before the Proposed Substitution. The charges for optional living benefit riders, of course, may change from time to time and any such changes would be unrelated to the Proposed Substitution.

III.  REQUEST FOR AN ORDER OF APPROVAL

PURSUANT TO SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitution.

A.  Applicable Law

Section 26(c) of the 1940 Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution. Section 26(c) requires the Commission to issue an order approving a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) (then denominated as Section 26(b)) was enacted as part of the Investment Company Act Amendments of 1970 (“1970 Amendments”). Prior to the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days after such substitution. In 1966, the Commission was concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in a unit investment trust following a substitution.7 The Commission recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval. Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by a unit investment trust. The Senate Report on the bill explained the purpose of Section 26(c) as follows:

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.8

The legislative history makes clear that the purpose of Section 26(c) is to protect the expectation of investors in a unit investment trust that the trust will accumulate shares

7 House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

8 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969); H. Rep. No. 1382, 91st Cong., 2d. Sess. 33 (1970).

of a particular issuer by preventing unscrutinized substitutions that might, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial premium payments, an additional sales load upon reinvestment of the redemption proceeds, or both.9 Moreover, a Contract Owner forced to redeem may suffer adverse tax consequences. Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer unless the Commission approves that substitution.

B.  Basis for Section 26(c) Order

The Proposed Substitution is in furtherance of the exercise, by the Insurers, of rights reserved under the Contracts and disclosed in prospectuses relating thereto. Furthermore, the terms and conditions of the Proposed Substitution are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. The Proposed Substitution will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act:

(1)	The costs reasonably related to the Proposed Substitution will be borne by the applicable Insurer or an affiliate and will not be borne by Contract Owners. No charges will be assessed to the Contract Owners to effect the Proposed Substitution.

9 House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

(2)	The Proposed Substitution will be effected, in all cases, at the relative net asset values of the shares of the Replaced and Replacement Portfolios, without the imposition of any transfer or similar charge and with no change in the amount of any Contract Owner’s Contract value.

(3)	The Proposed Substitution will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitution than before the Proposed Substitution, and will result in Contract Owners’ Contract values being allocated to Subaccounts that invest in the Replacement Portfolio, which has lower total expenses than the Replaced Portfolio. Any changes in the charges for optional living benefit riders would be independent of the Proposed Substitution.

(4)	All affected Contract Owners will be given notice of the Proposed Substitution prior to the Substitution Date and will have an opportunity to reallocate their Contract value among other available Subaccounts, including Subaccounts investing in the Replacement Portfolio, without the imposition of any charge or limitation (unless such transfers are made in connection with market timing or other disruptive trading activity), thereby minimizing the likelihood of being invested through a Subaccount in an undesired Portfolio.

(5)	The Proposed Substitution will in no way alter the insurance benefits to Contract Owners or the contractual obligations of the Insurers.

(6)	The Proposed Substitution will in no way alter the tax treatment of Contract Owners in connection with their Contracts, and no tax liability will arise for Contract Owners as a result of the Proposed Substitution.

(7)	The Proposed Substitution will not adversely affect existing Contract Owners who elected optional living benefit riders and allocated Contract value to Subaccounts investing in the Replaced Portfolio since the Replacement Portfolio is an allowable Investment Option for use with such riders.

(8)	Applicants will not receive, for three years from the date of the Proposed Substitution, any direct or indirect benefits from the Replacement Portfolio, its adviser or underwriter (or their affiliates), in connection with assets attributable to contracts affected by the Proposed Substitution, at a higher rate than it had received from the Replaced Portfolio, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, revenue sharing, or other arrangements; and the Proposed Substitution and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to the Company or its affiliates by the Replacement Portfolio, its adviser or underwriter, or their affiliates.

C.  Applicable Precedents

The Applicants submit that the Proposed Substitution is consistent with the protection of investors and the policy and provisions of the 1940 Act and supported by applicable precedent.10

D.  Request for an Order of Approval

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitution. The Applicants submit that, for all the reasons stated above, the Proposed Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VI. CONCLUSION

For the reasons set forth in this Amended Application, the Applicants submit that the Proposed Substitution meets the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and that such order be made effective as soon as possible.

10 E.g., New York Life Insurance and Annuity Corporation, et al., Investment Company Act Release No. 29923 (Jan. 19, 2012) (notice); Investment Company Act Release No. 29947 (Feb. 14, 2012) (order) (File No. 812-13903); Aetna Life Insurance and Annuity Company, et al., Investment Company Act Release No. 27765 (July 25, 1997) (notice); Investment Company Act Release No. 22794 (Aug. 21, 1997) (order) (File No. 812-10722).

APPENDIX A

List of Separate Accounts and Contracts Affected by the Proposed Substitution

Approximate # of Variable Investment Options
Separate Account A of Pacific Life Insurance Company – 811-08946 (Inception date: September 7, 1994)
• Pacific One* and Pacific One Select* – 033-88458	67 (both Contracts)
• Pacific Odyssey* – 333-53040	67
• Pacific Innovations* and Pacific Innovations Select* – 333-93059	67 (both Contracts)
• Pacific Portfolios* and Pacific Portfolios for Chase – 033-88460	67 (73 for Chase)
• Pacific Value* and Pacific Value Select – 333-60833	67 (both Contracts)
• Pacific Voyages – 333-136597	67
• Pacific Journey – 333-145822	67
• Pacific Value Edge – 333-148865	67
• Pacific Journey Select – 333-168026	67
• Pacific Destinations – 333-160772	65
• Pacific Destinations B – 333-168284	65
• Pacific Destinations O-Series – 333-175279	61
• Pacific Choice Variable Annuity – 333-184973	66
• Pacific Odyssey – 333-185326	67
• Pacific Value Select – 333-185327	67
• Pacific Journey Select – 333-185328	67
Pacific Select Variable Annuity Separate Account of Pacific Life Insurance Company – 811-05980 (Inception date: November 30, 1989) • Pacific Select Variable Annuity* – 033-32704	67

Separate Account A of Pacific Life & Annuity Company – 811-09203 (Inception date: July 1, 1998)
• Pacific Odyssey – 333-100907	67
• Pacific Innovations Select* – 333-71081	67
• Pacific Portfolios and Pacific Portfolios for Chase – 333-122914	67 (73 for Chase)
• Pacific Value and Pacific Value Select – 333-107571	67 (both Contracts)
• Pacific Voyages – 333-136598	67
• Pacific One Select – 333-160131	67

• Pacific Value Edge – 333-148891	67
• Pacific Journey Select – 333-168027	67
• Pacific Destinations – 333-160773	65
• Pacific Destinations B – 333-168285	65
• Pacific Destinations O-Series – 333-175280	61
• Pacific Choice Variable Annuity – 333-184972	66
• Pacific Odyssey – 333-185329	67
• Pacific Value Select – 333-185330	67
• Pacific Journey Select – 333-185331	67

*The asterisked Contracts above have a fixed option available but only for Contracts issued before a certain date. The cut off dates are as follows:

Pacific One - 5/1/06

Pacific One Select - 1/14/02

Pacific Odyssey; Pacific Value; Pacific Portfolios - 7/1/03

Pacific Innovations Select (333-93059) - 11/1/02

Pacific Innovations Select (333-71081) - 5/1/03

Pacific Select Variable Annuity and Pacific Innovations currently offer a fixed option that is available regardless of the contract issue date.

APPENDIX B

Proposed Substitution
	Replaced Portfolio	Replacement Portfolio
Portfolio Name	AllianceBernstein VPS Balanced Wealth Strategy Portfolio (“Portfolio”)	Janus Aspen Balanced Portfolio (“Portfolio”)
Adviser	AllianceBernstein, L.P. (“Adviser”)	Janus Capital Management LLC
Subadviser	N/A	N/A
Investment Objective	The Portfolio’s investment objective is to maximize total return consistent with the Adviser’s determination of reasonable risk.	The Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
Principal Investment Strategy

The Portfolio invests in a portfolio of equity and debt securities that is designed as a solution for investors who seek a moderate tilt toward equity returns but also want the risk diversification offered by debt securities and the broad diversification of their equity risk across styles, capitalization ranges and geographic regions. The Portfolio targets a weighting of 60% equity securities and 40% debt securities with a goal of providing moderate upside potential without excessive volatility. In managing the Portfolio, the Adviser efficiently diversifies between the debt and equity components to produce the desired risk/return profile. Investments in real estate investment trusts, or REITs, are deemed to be 50% equity and 50% fixed-income for purposes of the overall target blend of the Portfolio.

The Portfolio’s equity component is diversified between growth and value equity investment styles, and between U.S. and non-U.S. markets. The Adviser selects growth and value equity securities by drawing from a variety of its fundamental growth and value investment disciplines to produce a blended equity component. Within each

The Portfolio pursues its investment objective by normally investing 35-65% of its assets in equity securities and the remaining assets in fixed-income securities and cash equivalents. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities. Fixed-income securities may include corporate debt securities, U.S. Government obligations, mortgage-backed securities and other mortgage-related products, and short-term securities. The Portfolio may also invest in foreign equity and debt securities, which may include investments in emerging markets. In choosing investments for the Portfolio, the portfolio managers apply a “bottom up” approach with one portfolio manager focusing on the equity portion of the Portfolio and the other portfolio manager focusing on the fixed-income portion of the Portfolio. In other words, the portfolio managers look at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio’s investment policies. The portfolio managers share day-today responsibility for the Portfolio’s investments.

Proposed Substitution
Replaced Portfolio	Replacement Portfolio

equity investment discipline, the Adviser may draw on the capabilities of separate investment teams specializing in different capitalization ranges and geographic regions (U.S. and non-U.S.). Accordingly, in selecting equity investments for the Portfolio, the Adviser is able to draw on the resources and expertise of multiple growth and value equity investment teams, which are supported by more than 50 equity research analysts specializing in growth research, and more than 50 equity research analysts specializing in value research.

The Adviser’s targeted blend for the non-REIT portion of the Portfolio’s equity component is an equal weighting of growth and value stocks (50% each).

In addition to blending growth and value styles, the Adviser blends each style-based portion of the Portfolio’s equity component across U.S. and non-U.S. issuers and various capitalization ranges. Within each of the value and growth portions of the Portfolio, the Adviser normally targets a blend of approximately 70% in equities of U.S. companies and the remaining 30% in equities of companies outside the United States. The Adviser will allow the relative weightings of the Portfolio’s investments in equity and debt, growth and value, and U.S. and non-U.S. components to vary in response to market conditions, but ordinarily, only by ±5% of the Portfolio’s net assets. Beyond those ranges, the Adviser will rebalance the Portfolio toward the targeted blend. However, under extraordinary circumstances, such as when market conditions favoring one investment style are compelling, the range may expand to ±10% of the Portfolio’s net assets. The Portfolio’s targeted blend may change from time to time without notice to shareholders based on the Adviser’s assessment of underlying market conditions.

Proposed Substitution
Replaced Portfolio	Replacement Portfolio

The Adviser selects the Portfolio’s growth stocks using its growth investment discipline. Each growth investment team selects stocks using a process that seeks to identify companies with strong management, superior industry positions, excellent balance sheets and superior earnings growth prospects. This discipline relies heavily upon the fundamental analysis and research of the Adviser’s large internal growth research staff, which follows over 1,500 U.S. and non-U.S. companies. The Adviser’s growth analysts prepare their own earnings estimates and financial models for each company followed. Research emphasis is placed on identifying companies whose substantially above-average prospective earnings growth is not fully reflected in current market valuations. Each growth investment team constructs a portfolio that emphasizes equity securities of a limited number of carefully selected, high quality companies that are judged likely to achieve superior earnings growth.

Each value investment team seeks to identify companies whose long-term earnings power and dividend paying capability are not reflected in the current market price of their securities. This fundamental value discipline relies heavily upon the Adviser’s large internal value research staff, which follows over 1,500 U.S. and non-U.S. companies. Teams within the value research staff cover a given industry worldwide, to better understand each company’s competitive position in a global context. The Adviser identifies and quantifies the critical variables that control a business’s performance and analyzes the results in order to forecast each company’s long-term prospects and expected returns. Through application of this value investment process, each value investment team constructs a portfolio that emphasizes equity securities of a limited number of value companies.

Proposed Substitution
	Replaced Portfolio	Replacement Portfolio

In selecting fixed-income investments, the Adviser may draw on the capabilities of separate investment teams that specialize in different areas that are generally defined by the maturity of the debt securities and/or their ratings, and which may include subspecialties (such as inflation-protected securities). These fixed-income teams draw on the resources and expertise of the Adviser’s large internal fixed-income research staff, which includes over 50 dedicated fixed-income research analysts and economists. The Portfolio’s fixed-income securities will primarily be investment grade debt securities, but are expected to include lower-rated securities (“junk bonds”) and preferred stock. The Portfolio will not invest more than 25% of its total assets in securities rated, at the time of purchase, below investment grade.

The Portfolio also may enter into forward commitments, make short sales of securities or maintain a short position and invest in rights or warrants.

Principal Risks

Market Risk. The value of the Portfolio’s assets will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events that affect large portions of the market.

Interest Rate Risk. Changes in interest rates will affect the value of investments in fixed-income securities. When interest rates rise, the value of investments in fixed-income securities tends to fall and this decrease in value may not be offset by higher income from new investments. Interest rate risk is generally greater for fixed-income securities with longer maturities or durations.

Market Risk. The value of the Portfolio’s holdings may decrease if the value of an individual company or security, or multiple companies or securities, in the Portfolio decreases or if the portfolio managers’ belief about a company’s intrinsic worth is incorrect. Further, regardless of how well individual companies or securities perform, the value of the Portfolio’s holdings could also decrease if there are deteriorating economic or market conditions. It is important to understand that the value of your investment may fall, sometimes sharply, in response to changes in the market, and you could lose money.

Proposed Substitution
Replaced Portfolio	Replacement Portfolio

Credit Risk. An issuer or guarantor of a fixed-income security, or the counterparty to a derivatives or other contract, may be unable or unwilling to make timely payments of interest or principal, or to otherwise honor its obligations. The issuer or guarantor may default, causing a loss of the full principal amount of a security. The degree of risk for a particular security may be reflected in its credit rating. There is the possibility that the credit rating of a fixed-income security may be downgraded after purchase, which may adversely affect the value of the security.

Below Investment Grade Security Risk. Investments in fixed-income securities with lower ratings (“junk bonds”) tend to have a higher probability that an issuer will default or fail to meet its payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the junk bond market generally and less secondary market liquidity.

Foreign (Non-U.S.) Risk. Investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price and may be less liquid due to adverse market, economic, political, regulatory or other factors.

Currency Risk. Fluctuations in currency exchange rates may negatively affect the value of the Portfolio’s investments or reduce its returns.

Allocation Risk. The allocation of investments among the different investment styles, such as growth or value, equity or debt securities, or U.S. or non-U.S. securities may have a more significant effect on the Portfolio’s net asset value, or NAV, when one of these investment strategies is performing more poorly than others.

Growth Securities Risk. The Portfolio invests in companies after assessing their growth potential.

Securities of companies perceived to be “growth” companies may be more volatile than other stocks and may involve special risks. If the portfolio managers’ perception of a company’s growth potential is not realized, the securities purchased may not perform as expected, reducing the Portfolio’s returns. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, “growth” stocks may perform differently from the market as a whole and other types of securities.

Fixed-Income Securities Risk. The Portfolio may hold debt and other fixed-income securities to generate income. Typically, the values of fixed-income securities change inversely with prevailing interest rates. Therefore, a fundamental risk of fixed income securities is interest rate risk, which is the risk that their value will generally decline as prevailing interest rates rise, which may cause the Portfolio’s net asset value to likewise decrease. How specific fixed-income securities may react to changes in interest rates will depend on the specific characteristics of each security. Fixed-income securities are also subject to credit risk, prepayment risk, valuation risk, and liquidity risk. Credit risk is the risk that the credit strength of an issuer of a fixed-income security will weaken and/or that the issuer will be unable to make timely principal and interest payments and that the security may go into default. Prepayment risk is the risk that during periods of falling interest rates, certain fixed income securities with higher interest rates, such as mortgage- and asset-backed securities, may be prepaid by their issuers thereby reducing the amount of interest payments.

Proposed Substitution
Replaced Portfolio	Replacement Portfolio

Capitalization Risk. Investments in small- and mid-capitalization companies may be more volatile than investments in large-capitalization companies. Investments in small-capitalization companies may have additional risks because these companies have limited product lines, markets or financial resources.

Derivatives Risk. Derivatives may be illiquid, difficult to price, and leveraged so that small changes may produce disproportionate losses for the Portfolio, and may be subject to counterparty risk to a greater degree than more traditional investments.

Real Estate Risk. The Portfolio’s investments in the real estate market have many of the same risks as direct ownership of real estate, including the risk that the value of real estate could decline due to a variety of factors that affect the real estate market generally. Investments in REITs may have additional risks. REITs are dependent on the capability of their managers, may have limited diversification, and could be significantly affected by changes in tax laws.

Management Risk. The Portfolio is subject to management risk because it is an actively managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the Portfolio, but there is no guarantee that its techniques will produce the intended results.

As with all investments, you may lose money by investing in the Portfolio.

Valuation risk is the risk that one or more of the fixed-income securities in which the Portfolio is invested are priced incorrectly due to factors such as incomplete data, market instability, or human error. Liquidity risk is the risk that fixed-income securities may be difficult or impossible to sell at the time that the Portfolio would like or at the price that the portfolio managers believe the security is currently worth.

Mortgage-Backed Securities Risk. Mortgage-backed securities tend to be more sensitive to changes in interest rates than other types of securities. Investments in mortgage-backed securities are subject to both extension risk, where borrowers extend the duration of their mortgages in times of rising interest rates, and prepayment risk, where borrowers pay off their mortgages sooner than expected in times of declining interest rates. These risks may reduce the Portfolio’s returns. In addition, investments in mortgage-backed securities, including those comprised of subprime mortgages, may be subject to a higher degree of credit risk, valuation risk, and liquidity risk than various other types of fixed-income securities.

Foreign Exposure Risk. The Portfolio may have exposure to foreign markets as a result of its investments in foreign equity and debt securities, including investments in emerging markets, which can be more volatile than the U.S. markets. As a result, its returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country. In some foreign

Proposed Substitution
	Replaced Portfolio	Replacement Portfolio

markets, there may not be protection against failure by other parties to complete transactions. It may not be possible for the Portfolio to repatriate capital, dividends, interest, and other income from a particular country or governmental entity. In addition, a market swing in one or more countries or regions where the Portfolio has invested a significant amount of its assets may have a greater effect on the Portfolio’s performance than it would in a more geographically diversified portfolio. To the extent the Portfolio invests in foreign debt securities, such investments are sensitive to changes in interest rates. Additionally, investments in securities of foreign governments involve the risk that a foreign government may not be willing or able to pay interest or repay principal when due. The Portfolio’s investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries.

High-Yield/High-Risk Bond Risk. High-yield/high-risk bonds may be more sensitive than other types of bonds to economic changes, political changes, or adverse developments specific to the company that issued the bond, which may adversely affect their value.

Class B/Service Share Class Annual Portfolio Operating Expenses (as a percentage of the value of an investment) as of 12/31/ 12
Management Fee	0.55%	0.55%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.10%	0.05%
Total Gross Expenses	0.90%	0.85%
Expense Waiver	0.00	0.00

Proposed Substitution
	Replaced Portfolio	Replacement Portfolio
Total Net Expenses	0.90%	0.85%
40 Act Registration File #	811-05398	811-7736
33 Act Registration File #	033-18647	033-63212
Class Net Assets (12/31/12)	$508,140,727	$494,722,000
Total Portfolio Net Assets (12/31/12)	$549,942,326	$930,411,000
Class Inception Date (same as Portfolio Inception)	7/1/2004	9/13/1993

AUTHORIZATION AND SIGNATURES

Under the current Charter and By-Laws of Pacific Life Insurance Company (“Pacific Life”), the business and affairs of each of its separate accounts named in this Second Amended Application (“Separate Accounts”), as a unit investment trust, are conducted by Pacific Life, as depositor thereof, pursuant to its Charter and By-Laws. In accordance with the aforesaid Charter and By-Laws, resolutions were adopted by a vote of the Board of Directors of Pacific Life authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this Second Amended Application. Copies of these resolutions were previously filed. Pacific Life, on behalf of itself and its Separate Accounts has caused this Second Amended Application to be duly signed, in the City of Newport Beach and State of California on the 2nd day of October, 2013.

PACIFIC LIFE INSURANCE COMPANY ON BEHALF OF ITSELF AND ITS SEPARATE ACCOUNTS NAMED IN THIS APPLICATION

By:	/s/ Brandon J. Cage
Brandon J. Cage
Assistant Vice President, Counsel

VERIFICATION

The undersigned states that he has duly executed the attached Second Amended Application, dated October 2, 2013, for and on behalf of Pacific Life Insurance Company (“Pacific Life”) (acting both for itself and as depositor of its Separate Accounts named in the attached Second Amended Application); that he is an officer of Pacific Life; and that all action by the members of the Board of Directors of Pacific Life necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Brandon J. Cage
Brandon J. Cage
Assistant Vice President, Counsel

AUTHORIZATION AND SIGNATURES

Under the current Charter and By-Laws of Pacific Life & Annuity Company (“PL&A”), the business and affairs of its Separate Account A, as a unit investment trust, are conducted by PL&A, as depositor thereof, pursuant to its Charter and By-Laws. In accordance with the aforesaid Charter and By-Laws, resolutions were adopted by a vote of the Board of Directors of PL&A authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this Second Amended Application. Copies of these resolutions were previously filed. PL&A, on behalf of itself and its Separate Account A, has caused this Second Amended Application to be duly signed, in the City of Newport Beach and State of California on the 2nd day of October, 2013.

PACIFIC LIFE & ANNUITY COMPANY ON BEHALF OF ITSELF AND ITS SEPARATE ACCOUNT A

By:	/s/ Brandon J. Cage
Brandon J. Cage
Assistant Vice President, Counsel

VERIFICATION

The undersigned states that he has duly executed the attached Second Amended Application, dated October 2, 2013, for and on behalf of Pacific Life & Annuity Company (“PL&A”) (acting both for itself and as depositor of its Separate Account A); that he is an officer of PL&A; and that all action by the members of the Board of Directors of PL&A necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Brandon J. Cage
Brandon J. Cage
Assistant Vice President, Counsel

EXHIBIT LIST

A.	Resolutions of the Board of Directors of Pacific Life Insurance Company with respect to:

°	Separate A of Pacific Life Insurance Company dated September 7, 1994; included in Insurer’s Form N-4, File Number 033-88458, Accession Number 0000898430-95-002037, as Exhibit 99.1(A), filed on October 19, 1995 and incorporated by reference herein.

°	Pacific Select Variable Anunity Separate Account of Pacific Life Insurance Company dated November 30, 1989; included in Insurer’s Form N-4, File Number, Accession Number 0000898430-96-001024, as Exhibit 99.1(A), filed on March 28, 1996 and incorporated by refefence herein.

B.	Resolutions of the Board of Directors of Pacific Life & Annuity Company with respect to:

°	Separate Account A of Pacific Life & Anunity Company dated July 1, 1998; included in Insurer’s Form N-4, File Number 333-71081, Accession Number 0001017062-99-000087, as Exhibit 99.1(A), filed on January 1, 1999 and incorporated by reference herein.